UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One): ☒ Form 10-K   ☐ Form 20-F   ☐ Form 11-K   ☐ Form 10-Q   ☐ Form 10-D   ☐ Form N-SAR   ☐ Form N-CSR

For Period Ended: December 31, 2014

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I – REGISTRANT INFORMATION

United Realty Trust Incorporated
Full Name of Registrant

N/A
Former Name if Applicable

60 Broad Street 34th floor
Address of Principal Executive Office (Street and Number)

New York, New York 10004
City, State and Zip Code

PART II – RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail why the Form 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR or the transition report portion thereof, could not be filed within the prescribed time period. (Attach extra sheets if needed.)

United Realty Trust Incorporated (the “Company”)  is filing this Form 12b-25 with the Securities and Exchange Commission (the "SEC") to disclose the fact that the Company  filed its Annual Report on Form 10-K for the fiscal year ended 2014 after 5:30pm on March 31, 2015, the prescribed due date for such filing. Due to unforeseen delays in connection with completing and filing its consolidated financial statements and the accompanying footnotes, the Company could not, without unreasonable effort or expense, file its Form 10-K on or prior to the prescribed due date. The Company filed its Form 10-K at 19:59 on March 31, 2015.

PART IV – OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Jacob Frydman	(212)	388.6800
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). ☒ Yes ☐ No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

For the fiscal year ended December 31, 2014, the registrant expects to report a net loss of approximately $1.2 million, compared to a net loss of approximately $2.3 million for the fiscal year ended December 31, 2013. For the fiscal year ended December 31, 2014, the registrant expects to report total assets of approximately $58 million compared to total assets of approximately $28 million for the fiscal year ended December 31, 2013. These changes are primarily due to the registrant’s acquisition of 2 properties during the fiscal year ended December 31, 2014. For the fiscal year ended December 31, 2014, the registrant expects to report total liabilities of approximately $40 million compared to total liabilities of approximately $17 million for the fiscal year ended December 31, 2013. This change is due to indebtedness incurred in connection with the registrant’s acquisition of the 2 properties during the fiscal year ended December 31, 2014.

United Realty Trust Incorporated
(Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: April 1, 2015	By:	/s/ Jacob Frydman
Name: Jacob Frydman
Title: Chief Executive Officer, Secretary and Chairman of the Board of Directors